April 21, 2014

Ms. Pamela Long

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Comment Letter Dated April 10, 2014

Regarding TRI Pointe Homes, Inc.

Amendment No.2 to Preliminary Proxy Statement on Schedule PREM14A

Filed March 28, 2014

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2013

Filed February 27, 2014

File No. 001-35796

Dear Ms. Long:

TRI Pointe Homes, Inc. (“TRI Pointe,” “we” or “our”) is in receipt of the above captioned comment letter regarding the above referenced Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) and Annual Report on Form 10-K for Fiscal Year Ended December 31, 2013 (the “2013 10-K”). We have endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text, followed by responses on behalf of TRI Pointe.

We advise the Staff that we intend to file with the Securities and Exchange Commission (the “Commission”), as soon as practicable, an Amendment No. 3 to the Proxy Statement (as so amended, the “Amended Proxy Statement”) and an Amendment No. 2 to our Registration Statement on Form S-4, initially filed January 9, 2014 (File No. 333-193248), (as so amended, the “Amended Registration Statement”) that will disclose interim financial information for the three months ended March 31, 2014 with respect to TRI Pointe and Weyerhaeuser Real Estate Company. We intend to incorporate changes in response to the Staff’s comments, as well as certain other updated information, into the Amended Proxy Statement and Amended Registration Statement. We have also included the changes that we intend to make to address the Staff’s comments in our responses below. All page references in the responses set forth below refer to pages of the Proxy Statement. Defined terms used but not defined herein have the meanings specified in the Proxy Statement.

Amendment No.2 to Preliminary Proxy Statement on Schedule PREM14A

TRI Pointe’s Business After the Transactions

1.	We note the revised disclosure in response to comment 15 in our letter dated February 5, 2014. Further revise your disclosure to provide the basis for your statement that “[h]ome

19520 Jamboree Road, Suite 200, Irvine, CA 92612

p. 949.478.8600 f. 949.478.8601

Pamela Long

Securities and Exchange Commission

April 21, 2014

value growth in each of Las Vegas, Phoenix and Puget Sound region of Washington State is expected to exceed the U.S. average…,” as well as clarify how moderate housing permits as a percentage of peak in most of these markets as compared to the U.S. average, translates into “significant potential for growth.”

In response to the Staff’s comment, TRI Pointe intends to restate the last two sentences of the first bullet point on page 66 of the Proxy Statement as follows:

“TRI Pointe’s management believes that home value growth in each of Las Vegas, Phoenix and the Puget Sound region of Washington State will exceed the U.S. average on both a year-over-year and a next five years basis. Moreover, housing permits as a percentage of peak in most of these markets are relatively moderate as compared to the U.S. average, which is less than 50%, indicating capacity for additional permits to be issued in these markets and therefore significant potential for growth.”

Certain Financial Projections

2.	We note your disclosure in response to comment 19 in our letter dated February 5, 2014. Please revise your disclosure (i) in the second paragraph to remove the statement that the information is “not being included in this proxy statement in order to influence the decisions of TRI Pointe stockholders with respect to any of the proposals;” and (ii) in the sixth paragraph to remove the statement that the inclusion of the financial projections should not be deemed an admission or representation by the parties to the transaction that such information is viewed by them as material information. Both noted statements represent undue limitation on a shareholder’s ability to rely on the company’s disclosures. Moreover, in addition to the Adjusted WRECO Financial Projections, please disclose WRECO’s projections prior to TRI Pointe’s adjustments.

Based on a telephonic conversation with the Staff on April 17, 2014, TRI Pointe intends to revise the section entitled “Certain Financial Projections” in response to the Staff’s comment. Please see Annex A to this letter for the revised section.

Executive Compensation

3.	Given the named executive officer’s substantial increase in non-equity incentive compensation for fiscal year 2013, briefly disclose how Tri Pointe determined that the maximum goal under the plan was achieved, by providing, among other things, quantitative disclosure of the EBITDA plan goals and the actual results. Refer to Item 402(o) of Regulation S-K.

In response to the Staff’s comment, TRI Pointe intends to restate the last sentence of the second paragraph on page 199 of the Proxy Statement as follows:

“For fiscal year 2013, the EBITDA goal was $21.7 million. Actual EBITDA for fiscal year 2013 was approximately $31.1 million, or approximately 143% of the EBITDA goal. Therefore, TRI Pointe determined that the maximum goal was achieved, resulting in each named executive officer receiving a cash bonus equal to 100% of his base salary.”

Pamela Long

Securities and Exchange Commission

April 21, 2014

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2013

Item 9A. Controls and Procedures

Management’s Report on Internal Control Over Financial Reporting

4.	Please revise future filings to clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework you utilized when performing your assessment of internal control over financial reporting.

TRI Pointe acknowledges the Staff’s comment and will ensure that its future filings clarify the version of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework utilized by TRI Pointe when performing its assessment of internal control over financial reporting. TRI Pointe utilized the 1992 version when performing its assessment for the 2013 10-K and will utilize the 2013 version for future filings.

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TRI Pointe acknowledges that:

•	TRI Pointe is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	TRI Pointe may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to your comments. If you have further comments or questions, feel free to call me at (949) 478-8600.

Sincerely,

TRI Pointe Homes, Inc.

	By:	/s/ Douglas F. Bauer
	Name:	Douglas F. Bauer
	Title:	Chief Executive Officer

cc:	Brad Blank, Esq. (TRI Pointe Homes, Inc.)

Michael Flynn, Esq. (Gibson, Dunn & Crutcher LLP)

Brian J. Lane, Esq. (Gibson, Dunn & Crutcher LLP)

Keith P. Bishop, Esq. (Allen Matkins Leck Gamble Mallory & Natsis LLP)

Annex A

Certain Financial Projections

TRI Pointe is including in this proxy statement certain non-public financial projections prepared by management of TRI Pointe with respect to WRECO as a standalone entity for the years ending December 31, 2014, 2015 and 2016 (“TRI Pointe’s WRECO Projections”). TRI Pointe’s management prepared TRI Pointe’s WRECO Projections based on its judgment and experience in the homebuilding industry, in consultation with outside advisors and using verifiable historical data initially provided to TRI Pointe’s management by management of WRECO and Weyerhaeuser. TRI Pointe’s WRECO Projections were provided to the TRI Pointe board of directors in connection with its consideration of the potential strategic combination of TRI Pointe’s business and the Real Estate Business. Further, TRI Pointe’s WRECO Projections were not prepared with a view towards public disclosure or compliance with published guidelines of the SEC regarding projections, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or GAAP. Moreover, as the future is unknowable, even good faith projections are inherently unreliable.

None of Weyerhaeuser’s, WRECO’s or TRI Pointe’s independent auditors nor any other independent auditors, have examined, compiled, or performed any procedures with respect to the prospective financial information contained in TRI Pointe’s WRECO Projections and, accordingly, none have expressed an opinion or any other form of assurance with respect thereto. TRI Pointe’s WRECO Projections are being included in this proxy statement solely to give TRI Pointe stockholders access to information that was made available to the TRI Pointe board of directors. In addition, Weyerhaeuser’s, WRECO’s and TRI Pointe’s financial advisors did not prepare, and assume no responsibility for, TRI Pointe’s WRECO Projections. Furthermore, TRI Pointe’s WRECO Projections:

•	were based upon numerous estimates or expectations, beliefs, opinions and assumptions with respect to WRECO’s business, results of operations and financial condition, customer requirements, competition, general business, economic, market, regulatory and financial conditions and other future events that the management of TRI Pointe believed to be reasonable when made, all of which are difficult to predict and many of which are beyond TRI Pointe’s control and may not prove to be accurate;

•	do not reflect current estimates or expectations, beliefs, opinions or assumptions by the management of TRI Pointe with respect to the prospects of WRECO’s business, changes in general business or economic conditions;

•	do not take into account any transactions, circumstances or events occurring after the date they were prepared, including the Transactions contemplated by the Transaction Agreement and the effect of any failure of the Merger to occur;

•	are not necessarily indicative of current market conditions, values or future performance, which may be significantly more favorable or less favorable than as set forth in these projections; and

•	are not, and should not be regarded as, a representation that any of the expectations contained in, or forming a part of, the financial projections will be achieved.

TRI Pointe’s management believes that the assumptions used as a basis for TRI Pointe’s WRECO Projections were reasonable at the time they were made, given the information available to it at the time; however these projections are not a guarantee of future performance. Notably, since these projections were made, market conditions in certain of the areas in which WRECO operates have softened compared to the market conditions existing during the first half of 2013. Additionally, these projections did not factor in the operational limits on WRECO during the pendency of the Transactions pursuant to the Transaction Agreement, such as WRECO’s $950 million borrowing limit with respect to intercompany debt, which may inhibit WRECO’s ability to meet these projections. See “The Transaction Agreement—Covenants Relating to the Conduct of Business.”

The future financial results of WRECO may materially differ from those expressed in TRI Pointe’s WRECO Projections due to factors that are beyond TRI Pointe’s ability to control or predict. Moreover, the revenue projections and other assumptions upon which these projections were based are subjective in many respects and are subject to various interpretations. TRI Pointe and its affiliates and representatives do not intend to, and, except to the extent required by applicable law, expressly disclaim any obligation to, update, revise or correct the projections to reflect circumstances existing or arising after the date such projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error.

Although TRI Pointe’s WRECO Projections are presented with numerical specificity, they are forward-looking statements that are based on expectations of TRI Pointe’s management at the time the projections were prepared and involve inherent risks and uncertainties, including factors that could cause actual outcomes and results to differ materially from those expressed or implied in these projections. Such factors, include, but are not limited to, those described under “Risk Factors” and those incorporated herein by reference from Item 1A of TRI Pointe’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013. Further, these projections cover multiple years and such information by its nature becomes less reliable with each successive quarter and year. For the foregoing reasons, the inclusion of projections in this proxy statement should not be regarded as an indication that TRI Pointe and its affiliates and representatives considered or consider the projections to be a prediction of actual future events, and the projections should not be relied upon as such.

TRI Pointe’s WRECO Projections should be evaluated in conjunction with the limitations described above and the historical financial statements and other information regarding WRECO contained elsewhere in this proxy statement.

Readers of this proxy statement are cautioned not to rely on the summary of TRI Pointe’s WRECO Projections set forth below.

TRI Pointe’s WRECO Projections

When evaluating a potential land acquisition, TRI Pointe’s management obtains verifiable historical data relating to, among other matters, land uses, entitlement status, development status, infrastructure requirements, entitlement and development plans, cost assumptions and product definition. TRI Pointe’s management then uses these data to create projections using its independent assumptions regarding variable factors, including new home deliveries, absorption rates, sales prices and construction costs. The assumptions of TRI Pointe’s management are typically based on independent analysis regarding conditions in the geographic market in which the land is located and the judgment and experience of TRI Pointe’s management in the homebuilding industry.

TRI Pointe was provided with non-public financial projections prepared by management of Weyerhaeuser and WRECO. Consistent with past practice, TRI Pointe’s management utilized the historical data provided in those projections to prepare TRI Pointe’s WRECO Projections based on independent assumptions and analysis regarding certain variable factors and in consultation with outside advisors. These assumptions related to, among other matters, absorption rates, home price appreciation, market timing related to development activities and community openings and overall growth rates.

The following is a summary of TRI Pointe’s WRECO Projections.

	Fiscal Year ending December 31,
(Dollars in millions)	2014E	2015E	2016E
Revenues	$1,946	$2,304	$2,695
Net income before income taxes	$267	$310	$368
EBITDA	$339	$415	$489
Total assets	$2,163	$2,418	$2,686
Total liabilities	$1,193	$1,268	$1,323

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